Notice to ASX and LSE

Rio Tinto plc - 2017 annual general meeting voting results

12 April 2017

The annual general meeting of Rio Tinto plc was held on 12 April 2017.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 1 to 19 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Sydney, Australia on 4 May 2017.

The remaining resolutions 20 to 23 were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll were as follows:

Resolutions	For/Discretion (no of votes)	% for /discretion	Against (no of votes)	Total votes validly cast	% of shares in issue	Withheld*
20. General authority to allot shares	915,275,730	90.05	101,128,256	1,016,403,986	73.99	2,035,465
21. Disapplication of pre-emption rights	773,128,535	76.15	242,117,246	1,015,245,781	73.91	3,187,669
22. Authority to purchase Rio Tinto plc shares	1,003,583,580	98.59	14,357,517	1,017,941,097	74.11	495,043
23. Notice period for general meetings other than annual general meetings	965,487,970	94.83	52,601,901	1,018,089,871	74.12	346,346

*It should be noted that a vote ‘withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 6pm on 10 April 2017, being the time at which a shareholder had to be registered in the Company’s register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,383,212,311 (excluding Treasury shares, 9,581,299).

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, have been submitted to the National Storage Mechanism and will be available for inspection at http://www.morningstar.co.uk/uk/NSM.

The addresses and accompanying presentation given by the chairman and the chief executive at the annual general meeting held today are available at riotinto.com/AGM2017.

Steve Allen Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Media Relations, EMEA/Americas

Illtud Harri T +44 20 7781 1152 M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 David Luff T + 44 20 7781 1177 M + 44 7780 226 422

Investor Relations, EMEA/Americas

John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978